Exhibit 99.1

NewsRelease

TransCanada to Present at CIBC World Markets Whistler Institutional Investor Conference

CALGARY, Alberta - January 24, 2017 - News Release - Russ Girling, president and chief executive officer for TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) will be presenting on January 25, 2017 at the CIBC World Markets - 2017 Whistler Institutional Investor Conference in Whistler, British Columbia.

The presentation, which is scheduled to begin at 4 p.m. PST, will be audiocast and available in the Investor Centre section of TransCanada’s website at http://www.transcanada.com/events-presentations.html

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 90,300 kilometres (56,100 miles), tapping into virtually all major gas supply basins in North America. TransCanada is the continent's leading provider of gas storage and related services with 664 billion cubic feet of storage capacity. A large independent power producer, TransCanada currently owns or has interests in over 10,700 megawatts of power generation in Canada and the United States. TransCanada is also the developer and operator of one of North America’s leading liquids pipeline systems that extend over 4,300 kilometres (2,700 miles), connecting growing continental oil supplies to key markets and refineries. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com and our blog to learn more, or connect with us on social media and 3BL Media.

Media Enquiries:
Mark Cooper / James Millar
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta / Stuart Kampel
403.920.7911 or 800.361.6522